SOLOWIN HOLDINGS

1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

May 22, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Shannon Davis

John Spitz

Robert Arzonetti

Susan Block

Re:	Solowin Holdings

Registration Statement on Form F-1

Filed April 28, 2023

File No. 333-271525

Ladies and Gentlemen:

We hereby submit the response of Solowin Holdings (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 15, 2023, providing the Staff’s comments with respect to the Company’s Registration Statement on Form F-1 filed on April 28, 2023. Concurrently with the submission of this letter, the Company is filing the Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1”) together with certain exhibits via EDGAR with the Commission.

Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form F-1 filed April 28, 2023

General

1.	Please revise your filing to include audited financial statements required by Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your filing that states that you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Instruction 2 of Item 8.A.4 of Form 20-F.

RESPONSE: In response to the Staff’s comment, we have filed a representation letter as Exhibit 99.7 to the Amendment No. 1 with the required statements pursuant to Instruction 2 of Item 8.A.4 of Form 20-F.

If you would like to discuss the response or if you would like to discuss any other matters, please contact the undersigned at (852)3428-3893 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

SOLOWIN HOLDINGS

By:	/s/ Shing Tak Tam
Name: Shing Tak Tam
Title: Chief Executive Officer

cc:	Kevin Sun, Esq., Bevilacqua PLLC
Michael J. Blankenship, Esq., Winston & Strawn LLP